

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

March 23, 2016

Via E-mail
Richard J. Kramer
Chairman of the Board,
    Chief Executive Officer and President
The Goodyear Tire & Rubber Company
200 Innovation Way
Akron, Ohio 44316-0001

>   **Re: The Goodyear Tire & Rubber Company**
>   **Form 10-K for the Fiscal Year December 31, 2015**
>   **Filed February 9, 2015**
>   **File No. 1-01927**

Dear Mr. Kramer:

We refer you to our comment letter dated March 9, 2016, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Pamela Long
    Assistant Director
    Division of Corporation Finance